Exhibit 99.7

On Holding AG — 2021 Compensation Report	2

Dear Shareholders,

We are pleased to present On Holding AG’s (“On”) 2021 Compensation Report on behalf of the Nomination and Compensation Committee (“NCC”) and the Board of Directors (“BoD”). On’s compensation philosophy is rooted in the tenets of entrepreneurship, engagement and alignment. We are committed to a compensation strategy that supports our values, an entrepreneurial mindset and rewards exceptional performance, with the intention to create a unique environment of true partnership. On is committed to a compensation framework that creates and supports a diverse, fair and inclusive work environment, which allows a broad team to benefit from an appreciation for their hard work. On is an innovation company at heart and as we are evolving as a public company, we are keen to evolve our compensation framework as well. We continue to follow the principles of our compensation philosophy to strengthen future long-term value creation and align the interests of key talents with those of On, while recognizing and retaining talent to continue our successful journey as a publicly listed company.

Our 2021 Compensation Report outlines On’s overall compensation policy, principles and compensation framework. It discloses the compensation awarded to members of both the BoD and the Executive Board (“EB”) throughout the 2021 financial year. The Report further highlights how our incentive structure and practices reflect our compensation philosophy and its core principles such as “Alignment to On’s core values”, “Reward entrepreneurial mindset and value contribution”, “Alignment to long-term success of On”, “Commitment to Diversity, Equity & Inclusion” as well as “Win with the best talent”. This is particularly also the case for the financial year 2021, the year of our IPO, in which the entrepreneurial achievement and success of our long-standing team members and leadership team has been honoured and rewarded. The vast majority of our team members have become shareholders through a share-based award in connection with the IPO in recognition of the significant individual contributions over the years in making On what it is today. The NCC and our BoD believe our compensation programs align with our business strategy and the interests of our shareholders, while continuing to attract and motivate key talents. A significant portion of the total incentive compensation for each of our executives is directly related to shareholder value creation, our financial performance results as well as other performance factors to measure our progress against strategic plans.

The 2021 Compensation Report is compiled in accordance with the Ordinance against Excessive Compensation (“OaEC”) applicable to listed Swiss companies and the Swiss Code of Obligations. While the OaEC is applicable to On as of 16 September 2021 only, this Compensation Report refers to the period from 1 January 2021 until 31 December 2021.1 Unless the context requires otherwise, the words “we”, “our”, “us”, “On”, “company” and similar words or phrases in the 2021 Compensation Report refer to On and its consolidated subsidiaries.

In line with the OaEC and our Articles of Association, we will ask our shareholders to cast a prospective and binding vote on the maximum aggregate amount of compensation for the BoD for their term of office from the 2022 AGM to the 2023 AGM and for EB members for the financial year 2023. In addition, we will ask our shareholders to endorse this 2021 Compensation Report in a consultative vote. The vote on the 2021 Compensation Report is purely consultative and is conducted in line with the recommendation of the Swiss Code of Best Practice for Corporate Governance. This vote is not intended to address any specific item of compensation, but rather the overall compensation of our named executive officers and the compensation principles, policies and practices described in this 2021 Compensation Report.

We look forward to receiving your support at the forthcoming AGM and thank you for your ongoing trust in On.

Sincerely,

Members of the Nomination and Compensation Committee

Ken Fox	Alex Perez	David Allemann

April 8th, 2022

1Note: In light of the fact that the OaEC is applicable to the company as from 16 September 2021 only, we have not listed social security contributions which have been paid by the company (to the competent authorities) in the course of 2021 (but prior to 16 September 2021) due to grants of options to former members of the Board in years prior to 2021.

On Holding AG — 2021 Compensation Report	3

Compensation Policy and Principles

Our compensation policy focuses on aligning the interests of our senior leaders with those of our shareholders as well as on attracting, motivating and retaining the best talent in a highly competitive global environment and those who are key to our long term success. Across all levels and roles, On is committed to a compensation strategy that supports our values and rewards exceptional performance.

As we transition from a private to a public company following our IPO in September 2021, we are in the process of developing a refined compensation framework that takes into account this new reality as a listed company. However, the core principles of our compensation philosophy remain unchanged:

On Holding AG — 2021 Compensation Report	Compensation Policy and Principles	4

Alignment to On’s core values - since the very early days of On, we have focused not only on what we do as a team but also how we do it. On is built upon five spirits that serve as our values. The expectation is that these spirits are demonstrated and exhibited in every action and behavior taken by team members. By living these values, the intention is to create a unique environment of true partnership. Specifically for our executives, since 2013, all five executives are working as an equal partnership and therefore are compensated equally. This is to promote the team spirit, collaboration and the shared accountability amongst the five executives to lead the company. Another example of how the five spirits link to our compensation philosophy is that the annual cash bonus component of all team members at On is linked to the company goals and is not tied to individual goals. This is to promote the team spirit and the ownership of every individual to the overall common objectives.

On rewards entrepreneurial mindset and value contribution - in what we call the Explorer Spirit at On, we encourage all our team members to challenge and rethink the ‘status quo’. An entrepreneurial mindset and driving initiatives to create value is rewarded, be it in terms of recognition and additional responsibility or be it in the form of well-deserved compensation. We seek to directly link cash-based variable compensation to the achievement of the company targets we have set out for ourselves, which includes both financial targets and other key priorities. And we ensure a strong alignment between the contribution of our team members to achieving these targets and compensation.

Alignment to long term success of On - we believe equity participation of our most senior workforce plays a pivotal role in creating an alignment of interests with shareholders. Positioning equity as the key element of compensation serves to incentivize individuals to prioritize and drive long-term value creating initiatives far above short-term target achievement.

On is committed to Diversity, Equity and Inclusion - we are committed to creating a work environment that is fair and inclusive, where all team members can succeed regardless of gender, race, social or ethnic origin, sexual orientation, age disability, religion, pregnancy, political opinion, trade union membership, nationality, social origin or other distinguishing characteristics. To support that, On is measuring and assessing compensation fairness against these diversity and inclusion aspects. Specifically, On focuses on assessing the fairness between genders and ethnical backgrounds per geography.

On can only win with the best talent - over the past twelve years of our existence, we have been reminded time and time again that success does not come naturally. Success is a result of consistent, hard, team work and when everybody contributes, our team wins. And we look to build high-performance teams with the best people across the organisation, committed to lead by example. For the attraction of the best talent, we leverage a number of global benchmark reports from established third-party providers for all roles to ensure market relevance compared to a peer group identified in terms of revenue, market capitalization, and industry focus. The companies comprising the compensation peer group were as follows:

2021 Peer Group
Abercrombie & Fitch Co.	Garmin	Sleep Number Corporation
American Eagle Outfitters	Gopro	Sonos
Cimpress	Helen of Troy	Stitch FIx
Etsy	Lululemon	Tailored Brands
Farfetch UK Ltd	Overstock.com	The William Carter Comp
Fitbit	Peloton Interactive	Under Armour
Fossil Group	Rakuten Inc	Zappos.com Inc

On Holding AG — 2021 Compensation Report	5

Compensation Governance

The compensation governance at On is comprised of three key bodies: the NCC who advises the BoD in terms of compensation -related matters, the BoD who ultimately approves and/or proposes for approval by the AGM the compensation-related matters and the shareholders of On who vote on total maximum compensation and the compensation report at the AGM.

The On Articles of Association, the Organizational Regulations and the NCC Charter outline and define the roles and responsibilities of these bodies. The Articles of Association of On contain compensation governance provisions regarding:

— Approval (binding and prospective) of compensation by the shareholders at the AGM, Art. 7 (8) and 21

— Powers and duties of the NCC, Art. 19

— General principles of compensation, Art. 20

— Additional amount for the EB, Art. 22

The general division of duties, responsibilities and powers between these three key bodies of the compensation governance (NCC, BoD and AGM) are presented in the table below, in line with Art. 7 and Art. 19 of the Articles of Association.

	NCC	BoD	AGM
Compensation strategy and guidelines	P	A
Compensation principles (Articles of Association)	P	A	A
		(Subject to	(binding vote,
		AGM Approval)	in case of changes)
Key terms of compensation framework for the BoD and EB	P	A
Total Compensation of the BoD	P	A	A
		(Subject to	(binding vote)
AGM Approval)
Total Compensation of the EB	P	A	A
		(Subject to	(binding vote)
AGM Approval)
Individual total compensation for the Co-CEO	P	A
Individual total compensation for the other of the EB	P	A
Employment and termination agreement for the Co-CEO	P	A
Employment and termination agreement for the other of the EB	P	A
Compensation Report	P	A	A
(consultative)
A: Approve — P: Propose

On Holding AG — 2021 Compensation Report	Compensation Governance	6

Role of the shareholders at the AGM

The BoD submits three separate compensation-related proposals for shareholder approval at the AGM (Art. 7 and Art. 19):

— Vote I: Consultative vote for the Compensation Report of the preceding financial year

— Vote II: Maximum aggregate amount of compensation of the BoD for the term of office from AGM until the next AGM

— Vote III: Maximum aggregate amount of compensation of the EB for the following financial year.

Composition and duties of the NCC

The NCC is composed of at least three members of the BoD (Art. 19) that are elected individually at the AGM by the shareholders on an annual basis pursuant to Swiss law and On’s Articles of Association. The majority of the members of the NCC are “non-executive” and “independent” in accordance with the provisions of the Swiss Code of Best Practice for Corporate Governance. The NCC has the duties of supervision and governance of On’s compensation frameworks and philosophy, compensation of the BoD and the EB as well as the performance evaluation of EB members. The Chairperson of the NCC ensures that the BoD is kept informed in a timely and adequate manner during the term of office with regard to the NCC’s area of responsibility. Please refer to the Corporate Governance section for further details on NCC composition, duties and election.

The Chairperson of the NCC convenes NCC meetings as often as the business of On requires, but at least twice a year.

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Board of Directors Compensation

Elements of compensation

The Executive Members do not receive any compensation for their BoD membership, nor for any additional duties pursued in BoD committees. The compensation of the remaining members of the BoD consists of an annual base fee and an additional compensation awarded for duties pursued in BoD committees, such as Chairpersons or ordinary members of the Audit Committee as well as the NCC. In order to ensure the independence of the members of the BoD in executing their supervisory duties, the compensation of the members of the BoD is in the form of a fixed amount fully compensated with On common shares2, payable in quarterly installments. We believe that the equity compensation for our BoD members, for their services as directors, reinforces alignment with our shareholders and is consistent with our overall compensation philosophy to reward an entrepreneurial mindset and value contribution.

In light of On’s going public in 2021 and the envisaged expansion of the BoD by adding additional non-executive directors and true to our principle to win with the best talent, On has commissioned market compensation benchmarks for non-executive directors at public companies.

Prior to On’s IPO, non-executive directors had purely been compensated for travel related expenses.

The benchmarking analysis focused on the compensation levels as well as the compensation structure and pay instruments. The selected peer group considered a broad set of publicly listed companies in the US, comparable in terms of size as well as global reach, allowing for an adequate and representative comparison. Our compensation arrangements for non-executive directors are reviewed periodically by our NCC and our BoD. If required and at the NCC’s direction, independent compensation consultants shall be asked to provide an update of the competitive analysis on non-executive director compensation levels, practices, and design features as compared to the general market as well as our compensation peer group.

In line with best market practice standards the members of the BoD do not receive lump-sum expenses but are reimbursed for expenses at cost. There are no pension contribution payments made to any non-executive directors of the BoD.

2 Technically distributed as fully vested RSUs upon grant date and distributed as shares as soon as practicable

Compensation awarded to the Board of Directors in 2021

The following table outlines the total compensation awarded and fully paid in equity to the members of the BoD for their period of services in 2021 (audited), consisting of the annual base fee for BoD memberships and additional compensation for duties in committees:

Members of the Board of Directors	Board	Audit	NCC	Compensation	Social security	Total BoD
(in CHF)		Committee		(3)	contributions (4)	compensation
Executive Members
David Allemann (1)	Co-Chairman		Member	-	-	-
Caspar Copetti (1)	Co-Chairman	Member		-	-	-
Olivier Bernhard (1)	Member			-	-	-
Independent Members
Alex Perez	Member	Chairman	Member	78,337	-	78,337
Kenneth A. Fox	Member	Member	Chairman	78,337	-	78,337
Amy Banse (2)	Member			138,162	-	138,162
Total				294,836	-	294,836

(1) No compensation for Board of Director roles; refer to Executive Board Compensation section for details on compensation for executive activities.

(2) Elected to the Board of Directors at On's Extraordinary General Meeting on 19 August 2021, term of office commenced on 16 September 2021.

(3) Represents gross CHF amounts settled in shares prior to any deductions such as employee social security and income withholding tax, valued at the share price of the allocation date (31.12.21). The number of shares is determined by dividing each BoD member’s pro-rata annual fee for the term of office by the contractually agreed share price as of On's IPO date.

(4) Employer-paid social security contributions.

On Holding AG — 2021 Compensation Report	Board of Directors Compensation	8

Share ownership The table below shows the shareholdings of the BoD as at 28 February 2022.[3]

	Class A Ordinary	%	Class B Voting	%	% of Total	% of Total Economic
	Shares		Rights Shares		Voting Power	Ownership
Independent Members:
Alex Perez (1)	12,741,877	4.6%	-	- %	2.0%	4.1%
Kenneth A. Fox (2)	55,448	0.0%	-	- %	0.0%	0.0%
Amy Banse	41,667	0.0%	-	- %	0.0%	0.0%
Total	12,838,992	4.6%	-	- %	2.1%	4.1%

(1) Refers to the number of shares held by Mr. Perez in his capacity as a member of the board of directors and does not include any shares held by entities associated with Point Break Capital Management LLC.

(2) Refers to the number of shares held by Mr. Fox in his capacity as a member of the board of directors and does not include any shares held by entities associated with Stripes.

Loans to members of the Board of Directors

Article 25 of On’s Articles of Association allows for loans and credits of up to CHF 1,000,000 at market-based conditions to be granted to BoD members. In 2021, no loans or credits were made to BoD members.

3 Overview does not include Executive Members of the Board of Directors (refer to section on share ownership of Executive Board). Date chosen to align with latest public disclosure in On’s FY 2021 20-F filed with the SEC on 18 March 2022

On Holding AG — 2021 Compensation Report	9

Executive Board Compensation

Elements of compensation
The following section outlines On’s compensation framework for 2021. As at 2021, the compensation framework for members of the EB consists of fixed and variable compensation elements. The fixed compensation element comprises a base salary as well as pension and other benefits (e.g. child, car and expense allowances). The variable compensation element consists of an Annual Cash Bonus and an equity-based Long-Term Incentive Plan (“LTIP”).

While the Annual Cash Bonus is dependent on the achievement of On’s financial performance compared to budgeted financial full-year targets, the LTIP is dependent on a longer-term, multifaceted vesting schedule considering either shareholder value creation or achievement of long-term financial goals.

As indicated in our Compensation Policy and Principles and in alignment to On’s core values, all five Executives are working as an equal partnership and have been compensated equally ever since.

The EB compensation elements are summarized in the following table:

	Fixed compensation		Variable compensation
Elements of Compensation	Base salary	Social security, pension and other benefits	Cash bonus	Long-term incentive plan
Purpose	Base level of income throughout the year, taking into account roles and responsibilities but aligned across the executive team	Participation in social security and pension plans as well as additional benefits such as child, car and expense allowance in line with local market practice	Rewards the achievement of annual objectives on a company wide level	Rewards the achievement of long-term goals and ensures alignment with shareholder interest and participation in the long-term success of On
Performance period	n/a	n/a	One year	One to three years
Perfomance measures	n/a	n/a	Net Sales, EBITDA	IRR (exit scenario), Net Sales (business continuation)
Payout range	n/a	n/a	0 - 125%	0 - 100%
Payment	Cash	Contributions to social security and pension plans / other benefits mostly cash	Cash	Options

On Holding AG — 2021 Compensation Report	Executive Board Compensation	10

Fixed compensation elements

Base salary

The base salary for members of the EB is typically paid in cash on a monthly basis. The base salary amount is defined based on market practice and the responsibility, experience and achievements of each member. The base salaries of the EB members are reviewed periodically based on the abovementioned factors, whereby adjustments are made in line with market developments.

Pension and other benefits

Pension benefits are provided through On’s regular pension plan. In addition to pension coverage, other benefits such as health care plans, insurances, car allowances or equivalent contributions are additionally covered. These allowances are paid together with the EB members’ base salary.

Variable compensation elements

Annual Cash Bonus

The Annual Cash Bonus of the EB rewards the overall company performance in line with the compensation principle of rewarding an entrepreneurial mindset and value contribution, which ensures a strong alignment of strategic goals and targets to compensation. The variable compensation is linked to short-term annual goals which are determined by the NCC and the BoD. The plan is determined based on the achievement of two financial performance metrics, namely Net Sales and adjusted EBITDA, as illustrated in the table above concerning elements of the EB compensation.

At the beginning of the one-year performance period, the NCC proposes and the BoD approves the minimum, target and maximum achievement for the respective performance metrics. The financial performance metrics are derived from the company’s strategic business plan and aligned with a robust budget for the respective year. At the end of the performance period, the NCC proposes and the BoD approves the financial performance achievements against the original targets set. In terms of achievement of personal goals, the co-CEO/CFO proposes, the NCC reviews and the BoD approves the outcome for EB members. For performance below or at the minimum, 0% is paid out, whereby on-target performance is awarded with a 100% payout. In case of overperformance, up to 125% can be achieved. The payout of the Annual Cash Bonus is fully in cash.

On Holding AG — 2021 Compensation Report	Executive Board Compensation	11

2020 Long-Term Incentive plan (“2020 LTIP”)

In July 2020, the 2020 Long Term Incentive Plan (“2020 LTIP”) was finalized and implemented as an equity-based element to complement On’s compensation framework succeeding existing equity incentive plans. The 2020 LTIP was designed to furnish all eligible equity program participants through a single plan. Members of On’s EB and selected senior employees of the company are eligible to participate in the 2020 LTIP, overall covering about 25% of On’s employee universe, ultimately elected by the BoD.

The purpose of the 2020 LTIP is to attract and retain highly qualified personnel and to provide key employees with additional incentive to increase their efforts on behalf and in the best interest of the company and its subsidiaries by giving them the opportunity to participate in the ownership as well as in the long-term success of the company by purchasing shares through option rights.

The implementation of the 2020 LTIP went along with the introduction of new salary groups to increase the level of internal standardization and fairness, while assuring those eligible participants are provided with rewards in line with public benchmarks.

The 2020 LTIP is administered by the NCC.

The 2020 LTIP was structured as a three year equity incentive plan comprising of a multifaceted vesting schedule considering either an exit scenario4 correlated to an implied Internal Rate of Return (“IRR”) achievement, or in the absence of such, pursuing a business continuation scenario based on the achievement of predefined long-term financial targets5. Details on both vesting schedules are represented in the tables below:

Tab 1: Exit Vesting Schedule

Achieved IRR on fully diluted basis vs. share price at time
of plan implementation	Vesting %
IRR < 20%	0.0%
IRR = 20%	50.0%
IRR > 20% & < 30%	50% + (achieved IRR - 20%)/1% x (50/10)%
IRR ≥ 30%	100.0%

4 An exit event in the meaning of the 2020 LTIP was defined as (i) a listing, (ii) a private sale of at least 40% of the shares held by the then current non-executive shareholders or (iii) one current shareholder gains, whether directly or indirectly, ownership of more than 50% of the Company, (iv) a private sale of all or substantially all of the Company’s assets relevant for its business to a buyer, (v) a merger, consolidation or demerger, or (vi) another reorganization with a similar result as (ii), (iii) or (iv)

5 Level of achievement determined based on On’s audited consolidated financial statement for FY2023

On Holding AG — 2021 Compensation Report	Executive Board Compensation	12

Tab 2: Business Continuation Vesting Schedule

Target achievement based on FY2023 Net Sales,
Gross Profit Margin & EBITDA Margin	Vesting %
Below Threshold Goal	0.0%
Between Threshold Goal and Maximum Goal	Linear vesting between 50.0% - 100.0%
Maximum Goal	100.0%

The implemented vesting schedule as illustrated in the tables above, coupled with option rights as grantable instruments containing a strike price set at market price level at time of plan introduction (implied from recent capital rounds) further strengthens management’s interest alignment with those of shareholders and encourages sustainable long-term value creation for shareholders and the company.

The 2020 LTIP pursues an annual grant mechanism of stock options at Fair Market Value grant valuation as well as strike price of USD 7.736. Under the 2020 LTIP, Executives are eligible for 4’748’715 options7 to be granted in three equal installments (Tranche A, B and C) through the entire duration of the equity incentive plan. Implied grant value of yearly installments at time of plan introduction was CHF 13.5m8 for the entire EB.

With the public listing of On at NYSE at a listing price of $24 per share on 15 September 2021, conditions for an Exit Event at a 100% vesting scale were met as per the 2020 LTIP. Furthermore, the successful listing triggered an accelerated grant of stock options for the 2021 service period as well as a so called “IPO Bonus” for selected employee seniority levels.

Considering the Exit Event criteria being met premature, On’s NCC defined the following amendments to the 2020 LTIP, approved by the BoD on 22 August 2021:

— Tranche A (FY2021 service period): stock options granted on 1 October 2021, vesting in full on 29 November 2021 with strike price at $7.73 per stock option. Shares converted (upon exercise of stock option) restricted (lock-up) until September 2022.

— Tranche B (“IPO Bonus”): stock options granted on 1 October 2021, vesting in full on 29 November 2021 with strike price at $7.73 per stock option. Shares converted (upon exercise of stock option) restricted (lock-up) until September 2023.

— Tranche C (FY2022 service period): stock options to be granted in December 2022 (for participants still eligible), vesting scale to be defined as per realized IRR9 at time of grant over three-year vesting period. Shares converted (upon exercise of stock option) restricted (lock-up) until September 2024.

6 Represents Fair Market Value achieved during Equity Capital Round closed in February 2020 at a pre-money Equity Valuation of CHF 8’884.00 per share. A stock split of 1:1’250 had been approved at the Extraordinary General Meeting on 19 August 2021. Converted at USD/CHF 0.92.

7 Based on granted Class A share options as well as Class B share options on an as converted basis.

8 Calculated as the inner value of the granted options under the assumption of target IRR achievement of 30% p.a. over three years

9 IRR calculated as follows: (ONON share price as time of grant / $7.73)^(1/3)-1.

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In 2022, the NCC will revisit the entire company compensation policy including the implementation of a new long-term incentive plan for the FY2023 service period and beyond.

With the approval and implementation of a dual share class structure at the AGM in April 2021 and the share split at the EGM in August 2021, the 2020 LTIP was amended to reflect an allocation split of options granted to the EB across the two share classes, i.e. stock options to acquire Class A ordinary shares (two thirds | c. 66%) and stock options to acquire Class B voting shares (one third | c. 33%).

In case of a termination of employment, the following leaver conditions apply:

Good Leavers:

In the event a participant’s employment with On is terminated without “cause,” due to death or “permanent disability” or due to retirement (a “Good Leaver”), all unvested options will remain outstanding and eligible to vest until the second anniversary of the termination date. A Good Leaver will also be permitted to keep all unrestricted shares acquired pursuant to options granted under the 2020 LTIP. Any shares that are subject to a lock-up in accordance with the 2020 LTIP will be subject to a company call right at a price that is the higher of (i) the exercise price paid and (ii) the value of the shares underlying the option at the time such call right is exercised (the “Call Price”).

Medium Leavers:

In the event a participant’s employment with On is terminated by the participant for any reason (a “Medium Leaver”), all unvested options will be forfeited. All shares acquired pursuant to options granted under the 2020 LTIP that are subject to the lock-up will be subject to the call right at the Call Price.

Bad Leavers:

In the event a participant’s employment relationship with a Company subsidiary is terminated and who is not a Good Leaver or Medium Leaver (a “Bad Leaver”), all options, whether or not vested, will be forfeited. All shares acquired pursuant to options granted under the 2020 LTIP, whether or not subject to a lock-up, will be subject to the call right at a price that is the lesser of (i) the exercise price paid and (ii) the value of the shares underlying the option at the time such call right is exercised.

Peer group and benchmarking

Information on peer company compensation is an important point of reference considered in order to assess the market competitiveness of the compensation awarded to members of the EB. The NCC considers benchmarking against a consistent and relevant set of peer companies that are similar to On in scope, products and services offered and geographical presence, to allow the company to set pay levels towards the middle of the respective market range. This reinforces the talent attraction, motivation and retention efforts needed to support the company’s long-term success and follows our core principle to win the best talent.

While no singular company, or set of companies, have characteristics identical to On, we worked to identify several companies which we believe have aspects similar to On, including numerous peers that we believe closely align with our high growth and strong consumer brand.

In 2021, we used the following peer group to benchmark against executive pay and practices:

2021 Peer Group

Abercrombie & Fitch Co.	Overstock.com
American Eagle Outfitters	Peloton Interactive
Cimpress	Rakuten Inc
Etsy	Sleep Number Corporation
Farfetch UK Ltd	Sonos
Fitbit	Stitch FIx
Fossil Group	Tailored Brands
Garmin	The William Carter Comp
Gopro	Under Armour
Helen of Troy	Zappos.com Inc
Lululemon

When setting the EB’s pay levels, an orientation towards the 50% or 75% percentile of the respective market ranges was targeted. The periodical review of the peer group ensures On’s Executive compensation remains competitive against the most relevant external comparator companies.

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Compensation mix
In 2021, the total compensation of the EB was split into 98% variable compensation and 2% fixed compensation. Of the 98% variable compensation portion, 1% consisted of the Annual Cash Bonus and 99% of the target LTIP portion and social security contributions on equity compensation. The compensation mix serves to support our core principle of alignment to the long-term success of On. To reiterate, in line with On’s core values, all five Executives are working as an equal partnership and have therefore been compensated equally. While the compensation is, in principle, equal, there is - due to different personal situations - nevertheless a highest salary to be disclosed in this Compensation Report as follows: the below table shows that the highest paid member of the EB from 1 January to 31 December 2021, including the period when On was a privately held company, was the Co-CEO Marc Maurer.

Compensation awarded to the EB in 2021 (audited)

								Total
		Fixed compensation			Variable compensation			compensation
								FY21
Executive Board Members	Base salary	Social	Pension	Other	Cash bonus	Awarded	Social security
(in CHF)		security	contributions	benefits	(4)	LTIP20 grant	contributions
		contributions	(2)	(3)		value	on equity
		(1)				(5)	compensation
							(6)
David Allemann	225,000	27,789	33,833	34,236	130,324	13,465,694	2,816,422	16,733,298
Caspar Coppetti	225,000	27,289	33,721	21,712	130,324	13,465,694	2,816,422	16,720,162
Olivier Bernhard	225,000	27,789	34,051	35,836	130,324	13,465,694	2,816,422	16,735,116
Martin Hoffmann	225,000	27,309	31,022	26,778	130,324	13,465,694	2,608,711	16,514,838
Marc Maurer	225,000	27,287	30,987	26,512	130,324	13,465,694	3,013,601	16,919,405
Total	1,125,000	137,463	163,614	145,074	651,620	67,328,468	14,071,578	83,622,817

(1) Employer-paid social security contributions on base salary and cash bonus.

(2) Employer-paid pension contributions.

(3) Other benefits comprise child allowance, car allowance and expense allowance.

(4) The payment of the cash bonus occurs in the year following which the compensation is allocated to.

(5) Based on LTIP 2020 grant date (1-Oct-21) option value of US$22.77 (422’108 A share options per Executive Board Member) and US$2.28 (2’110’534 B share options per Executive Board Member).

(6) Employer-paid social security contributions on equity-related income.

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Outcome of the 2021 Annual Cash Bonus performance achievement

For 2021, the Annual Cash Bonus performance metrics consisted of the following two financial performance metrics10 : Net Sales (one-third weighting) and adjusted EBITDA (two-thirds weighting). While Net Sales were above the target level initially set, adjusted EBITDA performance achievement was below the target level.

As illustrated in the table below, the overall performance achievement by all EB members resulted in a final Annual Cash Bonus payout factor of 86.9%.

A x33.3% + B x66.6% = 86.9% payout factor

Total compensation awarded to the EB
The total compensation for the EB for 2021 amounts in total to CHF 88.4 million (including social security contributions).

Share ownership
The table below shows the shareholdings of each EB member as of 28 February 2021[11], considering the number of directly held shares as well as shares that a person has the right to acquire beneficial ownership of within 60 days.[12]

	Class A	%	Class B	%	% of Total	% of Total
	Ordinary		Voting Rights		Voting Power	Economic
Executive Board Members	Shares		Shares			Ownership
David Allemann	5,522,335	2.0%	100,173,034	28.8%	16.9%	5.0%
Caspar Coppetti	5,265,858	1.9%	106,423,034	30.6%	17.8%	5.1%
Olivier Bernhard	6,949,608	2.5%	112,673,034	32.4%	19.1%	5.8%
Martin Hoffmann	3,153,337	1.1%	18,360,534	5.3%	3.4%	1.6%
Marc Maurer	2,782,416	1.0%	18,360,534	5.3%	3.4%	1.5%
Total	23,673,554	8.5%	355,990,170	nm	60.6%	18.9%

10 Refers to consolidated group financials.

11 Date chosen to align with latest public disclosure in On’s FY 2021 20-F filed with the SEC on 18 March 2022.

12 Class A ordinary shares or Class B voting rights shares that a person has the right to acquire within 60 days of February 28, 2022 are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all executive officers and directors as a group. Consequently, the denominator used for calculating such percentage may be different for each beneficial owner. The numbers and percentages below will not foot due to the unique calculus required by Rule 13d-3 of the Securities Exchange Act of 1934, as amended.

On Holding AG — 2021 Compensation Report	Executive Board Compensation	16

Further compensation information

Employment agreements
All members of the EB have employment agreements with a twelve-months notice period, which are governed by applicable Swiss law. They are not entitled to severance payments.

Their employment agreements also prohibit the EB members from competing against On for a period of up to 12 months after termination of the employment agreement. For the specified non-compete period, On agrees to pay or cause the payment of a compensation to the EB member for their compliance with this non-compete undertaking in an amount equal to 100% of the last base salary of the member (excluding any ancillary benefits and subject to deduction of any social security and further deductions). This is payable in monthly installments in arrears, until and for as long as the EB member complies with such non-compete undertaking. On may, however, at any time until the last day of employment waive compliance with the post-contractual non-compete. Following the termination date, On may only waive compliance with the non-compete subject to a notice period of three months whereupon such compensation payments will no longer be due.

Loans to members of the Executive Board
Article 25 of On’s Articles of Association allows for loans and credits of up to CHF 1,000,000 at market-based conditions to be granted to EB members. In 2021, no loans or credits were made to EB members.

On Holding AG — 2021 Compensation Report	17

Outlook 2022

As described above, for existing senior leaders and executives, our current equity program will remain for the FY 2022 compensation as it was set by the BoD and NCC on 8 July 2020 and amended on 22 August 2021. In parallel, the NCC started to develop a compensation framework that continues to follow the principles of our compensation philosophy mentioned above, while reflecting standard public company instruments. The objective will be to continue to strengthen future long-term value creation and align the interests of the EB and extended leadership team with those of On, as well as recognizing and retaining talent to continue our successful journey, now as a listed company.

Current changes considered are:

All three compensation elements will be reviewed by the NCC to ensure:

— Base Salary: continue to be competitive to attract and retain the best talent;

— Annual Cash Bonus: increase alignment towards short term target achievement and set targets that will maintain the team spirit and align company goals with financial goals; and

— Long Term Incentive Plan: Implementation of a new LTIP in order to further increase interest alignment with those of shareholders as well as promote long-term value creation for all company internal and external stakeholders. This includes adjustments to the program to be most relevant to a listed company. The new LTIP will be available immediately for new joiners while existing team members will join in 2023 when the existing program ends.

— Continue to expand our compensation benchmark for all roles and levels to ensure a competitive positioning in the market. This includes a robust compensation benchmark for our non-executive directors of the BoD, to review the annual base fee as well as additional committee fee based on an aligned approach amongst all non-executive directors of the BoD.

— Equity and fairness across all diversity aspects will continue to be a substantial focus for our compensation reviews to ensure we are living up to our expectations of a diverse workforce that is compensated fairly.

— As a growing and established company we will continue to explore the benefit component of our team members to ensure we are competitive and align that with our spirits and philosophy.

Report of the statutory auditor

to the General Meeting of On Holding AG

Zürich

We have audited the accompanying remuneration report of On Holding AG for the year ended 31 December 2021. The audit was limited to the information according to articles 14–16 of the Ordinance against Excessive Compensation in Stock Ex-change Listed Companies (Ordinance) contained in the tables labelled 'audited' on pages 7 and 14 of the remuneration report.

Board of Directors’ responsibility

The Board of Directors is responsible for the preparation and overall fair presentation of the remuneration report in accordance with Swiss law and the Ordinance against Excessive Compensation in Stock Exchange Listed Companies (Ordinance). The Board of Directors is also responsible for designing the remuneration system and defining individual remuneration packages.

Auditor’s responsibility

Our responsibility is to express an opinion on the remuneration report. We conducted our audit in accordance with Swiss Auditing Standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the remuneration report complies with Swiss law and articles 14–16 of the Ordinance.

An audit involves performing procedures to obtain audit evidence on the disclosures made in the remuneration report with regard to compensation, loans and credits in accordance with articles 14–16 of the Ordinance. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatements in the remuneration report, whether due to fraud or error. This audit also includes evaluating the reasonableness of the methods applied to value components of remuneration, as well as assessing the overall presentation of the remuneration report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Opinion

In our opinion, the remuneration report of On Holding AG for the year ended 31 December 2021 complies with Swiss law and articles 14–16 of the Ordinance.

PricewaterhouseCoopers AG

Patrick Balkanyi	Samuel Häring

Audit expert	Audit expert
Auditor in charge

Zürich, April 8, 2022

Enclosure:

•	Remuneration report

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